BLUESCOPE STEEL

RECEIVED

2007 MAY 29 A 5:2?

OFFICE OF INT... CORPORATE ...

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com

23 May 2007

07023832

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents (also listed in Attachment A) are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

JUDITH O'SULLIVAN
Assistant Company Secretary

Encl

dlw 5/29

Attachment A

Lodgement Date	Name of Document
23/05/2007	ACCC discussions on proposed steel industry merger continuing
21/05/2007	BlueScope Steel to Recommence Indonesian Expansion

ASX announcement

ACCC discussions on proposed steel industry merger continuing
23 May 2007

The Australian Competition and Consumer Commission ("ACCC") has announced today that discussions are continuing between the parties, and the ACCC expects to announce a decision shortly, subject to the progress and outcome of the discussions.

Smorgon Steel, OneSteel and BlueScope Steel see benefits accruing to the customers, suppliers employees and shareholders of each company from completion of the Merger and the BlueScope Steel Acquisition, and remain committed to bring the Merger and the BlueScope Steel Acquisition before a meeting of Smorgon Steel's shareholders at the earliest possible date.

Further announcements will be made to the market at the appropriate time.

For further information, please contact:

OneSteel
Investors:
Mark Gell
General Manager, Corporate Development
Phone: +61 2 9239 6616
Mobile: +61 419 440 533
Email: gellm@onsteel.com

Media:
Martin Debelle, Cannings
Phone: +61 2 9252 0622
Mobile: +61 409 911 189
Email: mdebelle@cannings.net.au

Smorgon Steel
Investors:
Bruce Loveday
Executive GM, Corporate & Investor Relations
Phone: +61 3 8671 4414
Mobile: +61 413 808 027
Email: bloveday@smorgonsteel.com.au

Media:
Tim Duncan, Hintons
Phone: +61 3 9600 1979
Mobile: +61 408 441 122
Email: tduncan@hintons.com.au

BlueScope Steel
Investors:
John Knowles
Vice President Investor Relations
Phone: +61 3 9666 4150
Mobile: +61 419 893 491
Email: john.knowles@bluescopesteel.com

Media:
Sandi Harwood
Manager External Affairs
Phone: +61 3 9666 4039
Mobile: +61 411 027
Email : sandi.harwood@bluescopesteel.com

NEWS RELEASE

Australian Competition & Consumer Commission

PO Box 1199, Dickson ACT 2602
470 Northbourne Ave, Dickson ACT 2602
Ph (02) 6243 1111 Fax (02) 6243 1199
www.accc.gov.au

A.C.C.C. CONTINUES DISCUSSIONS WITH STEEL MERGER PARTIES

The Australian Competition and Consumer Commission today announced that it was continuing discussions with the parties involved in the proposals to acquire Smorgon.

The focus of those discussions will be to address unresolved issues between the ACCC and parties that relate to the effectiveness of imports as a competitive constraint.

The ACCC expects to announce a decision shortly, subject to the progress and the outcome of those discussions.

NR 124/07
23 May 2007

BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins St
Melbourne VIC 3000
AUSTRALIA
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com

ASX Release

Release Time: IMMEDIATE
Date: 21 May 2007

BLUESCOPE STEEL TO RECOMMENCE INDONESIAN EXPANSION

COMPANY TO BUILD SECOND METALLIC COATING LINE WITH IN-LINE PAINTING CAPABILITY

BlueScope Steel today announced it will recommence the expansion of its operations in Indonesia with the investment of US$101 million to complete construction of a second metallic coating line, with in-line painting capability, at its Cilegon operation, located 100 km west of Jakarta.

The new line will be dedicated to producing BlueScope Steel's thin gauge (0.2 – 0.4 mm) coil, used primarily in residential construction. The investment will allow the existing metallic coating line to consistently process 0.4 – 1.0 mm coil and run at optimal capacity, thus contributing to higher output. Overall, the new line will provide greater manufacturing efficiencies and economies of scale in the growing Indonesian market.

The new line is expected to be operational by end CY2009. The original construction of the second line in Indonesia was postponed last year in order to focus resources on projects already under development in Asia. With their completion, and the strong market demand for light gauge coil, BlueScope Steel has now approved the recommencement of the Indonesian expansion project.

The new coating line will have a maximum bare metal coating capacity of 170,000 tonnes per annum. Due to the successful commissioning of solvent based in-line painting in China, the decision has been taken to install the same technology in Indonesia in lieu of a separate paint line. In-line painting on the metal coating line provides operating efficiencies and capital cost savings. However, when in-line painting, the line speed needs are reduced resulting in lower capacity and output.

Based on the expected product mix off the new metal coating line, the total additional metal coated output will be approximately 130,000 tonnes per annum and the additional painted output will be approximately 100,000 tonnes per annum. The summary of the increased output is as follows:

	Metal Coating Line	**Painting Line**
Current capacity (MCL1)	100,000 tonnes	40,000 tonnes*
Incremental improvement through optimising line loadings at no cost	35,000 tonnes	20,000 tonnes
Plus new line (MCL2)**	130,000 tonnes (Max 170,000 bare tonnes)	100,000 tonnes
Total	265,000 tonnes	160,000 tonnes

* Actual output reduced from 50,000 previously announced due to a higher proportion of thin gauge processing.

** Approximately 80% of the MCL2 output will be in line painted

In 2007, sales of BlueScope Steel's products in Indonesia are typically 50% residential and 50% non-residential, compared to 30% and 70% respectively five years ago.

BlueScope Steel President Indonesia and Malaysia Rob Crawford said: "This market continues to experience strong growth in both the residential and commercial building sectors. BlueScope Steel Indonesia is operating at full capacity, so the new, dedicated line will lead to improved efficiency increased scale and an ability to support our customers' market growth.

The capital cost of the project is approximately US$101 million, which is in addition to the US$12 million spent to date in the initial construction stage.

The capital phasing of the project is as follows:

Financial Year	US$M
2007/08	60
2008/09	36
2009/10	5

BlueScope Steel's Managing Director and CEO Kirby Adams said: "We are delighted to recommence this investment given the continued strength of the Indonesian market and the high regard for BlueScope Steel product. Indonesia, the world's fourth most populous country, is a key market in our growing Asian business. This project represents a strong endorsement from our Board of BlueScope Steel's Asian growth strategy."

BlueScope Steel is one of Australia's largest investors in Indonesia, with investments of approximately A$250 million since it first entered the market with a building solutions business near Jakarta 34 years ago. PT BlueScope Steel Indonesia is the country's only local manufacturer of zinc/aluminium metallic coated and pre-painted steel. The Company has building solutions manufacturing facilities at Cilegon, Cibitung, Medan and Surabaya.

-ends-

For further information about BlueScope Steel Limited: www.bluescopesteel.com

CONTACTS

Media

Sandi Harwood
Manager External Affairs
BlueScope Steel Limited
Tel: +61 3 9666 4039
Mobile: +61 (0)411 027 006
E-mail: Sandi.Harwood@bluescopesteel.com

Investor

John Knowles
Vice President Investor Relations
BlueScope Steel Limited
Tel: +61 3 9666 4150
Mobile: +61 (0)419 893 491
E-mail: John.Knowles@bluescopesteel.com

END